TRANS AMERICAN AQUACULTURE, INC.

1022 Shadyside Lane

Dallas, TX 75223

February 12, 2024

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

Washington, DC 20549

Attention: Mr. Danberg

Re: Trans American Aquaculture, Inc.

Registration Statement on Form S-1

SEC File No. 333-274059

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Trans American Aquaculture, Inc., a Colorado corporation (the “Issuer”), respectfully requests that the effective date of the Registration Statement on Form S-1 referenced above be accelerated so that it will become effective at 4:00 P.M., Eastern Time, on February 14, 2024, or as soon as practicable thereafter.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

The Issuer hereby authorizes Brian Higley of Business Legal Advisors, LLC to orally modify or withdraw this request for acceleration. If you have any questions regarding the foregoing, please contact Mr. Higley at (801) 634-1984 or by e-mail (brian@businesslegaladvisor.com).

Thank you in advance for your assistance.

Very truly yours,

Trans American Aquaculture, Inc.

By: /s/ Adam Thomas

Name: Adam Thomas

Title: CEO

cc: Brian Higley, Esq., Business Legal Advisors, LLC